UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-39339

HiTek Global Inc.

(Translation of registrant’s name into English)

Unit 304, No. 30 Guanri Road, Siming District

Xiamen City, Fujian Province, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Termination of Sales Agreement for At The Market Offering Program

As previously disclosed, on October 8, 2025, Hitek Global Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”) entered into a sales agreement (the “Original Sales Agreement”) with AC Sunshine Securities LLC (the “Sales Agent”). As previously disclosed, on November 21, 2025, the Company entered into that certain Amendment No. 1 to Sales Agreement (the “Sales Agreement Amendment,” and collectively with the Original Sales Agreement, the “Sales Agreement”).

On December 15, 2025, the Company and the Sales Agent mutually agreed to terminate the Sales Agreement, effective immediately. No shares were sold pursuant to the Sales Agreement.

Incorporation By Reference

This report on Form 6-K (“Report”) shall be deemed to be incorporated by reference into: (i) the Registration Statement; (ii) the registration statement on Form F-3 (File No. 333-281723) of the Company; (iii) the registration statement on Form S-8 (File No. 333-289245) of the Company, each filed with the U.S. Securities and Exchange Commission on, respectively, May 16, 2024, August 22, 2024, and August 5, 2025 (collectively, and as amended from time to time, the “Registration Statements”), and into each prospectus or prospectus supplement outstanding under the Registration Statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements may generally be identified by the use of words such as “anticipate,” “believe,” “expect,” “intend,” “plan” and “will” or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. As a result, these statements are not guarantees of future performance and actual events may differ materially from those expressed in or suggested by the forward-looking statements. Any forward-looking statement made by the Company in this Form 6-K, its reports filed with the Securities and Exchange Commission (the “SEC”) and other public statements made from time-to-time speak only as of the date made. New risks and uncertainties come up from time to time, and it is impossible for the Company to predict or identify all such events or how they may affect it. The Company has no obligation, and does not intend, to update any forward-looking statements after the date hereof, except as required by federal securities laws. Factors that could cause these differences include, but are not limited to those included it the Company’s Annual Reports on Form 20-F and other reports filed by the Company with the SEC. These statements constitute the Company’s cautionary statements under the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2025

HiTek Global Inc.

By:	/s/ Xiaoyang Huang
Xiaoyang Huang
Chief Executive Officer
(Principal Executive Officer)

3